UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2011
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒       Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer
Date: January 31, 2011

Makita Corporation
Consolidated Financial Results
for the nine months
ended December 31, 2010
(U.S. GAAP Financial Information)
(English translation of “KESSAN TANSHIN”
originally issued in Japanese)

CONSOLIDATED FINANCIAL RESULTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2010 (Unaudited)
January 31, 2011
Makita Corporation
Stock code: 6586
URL: http://www.makita.co.jp/
Masahiko Goto, President, Representative Director & CEO
1. Summary operating results of the nine months ended December 31, 2010 (From April 1, 2010 to December 31, 2010)
(1) CONSOLIDATED OPERATING RESULTS

	Yen (millions)
	For the nine months ended		For the nine months ended
	December 31, 2009		December 31, 2010
		%		%
Net sales	181,794	(23.9)	204,569	12.5
Operating income	23,530	(48.8)	32,828	39.5
Income before income taxes	26,397	(37.5)	32,401	22.7
Net income attributable to Makita Corporation	16,917	(45.6)	23,134	36.8

Earning per share (Basic)	Yen

Net income attributable to Makita Corporation common shareholders	122.80		167.93

Notes:
1.	Amounts of less than one million yen have been rounded.
2.
The table above shows the changes in the percentage ratio of net sales, operating income, income before income taxes, and net income attributable to Makita Corporation against the corresponding period of the previous year.

(2) SELECTED CONSOLIDATED FINANCIAL POSITION

	Yen (millions)
	As of March 31, 2010	As of December 31, 2010
Total assets	349,839	350,749
Total equity	299,673	295,142
Total Makita Corporation shareholders’ equity	297,207	292,857
Total Makita Corporation shareholders’ equity ratio to total assets (%)	85.0%	83.5%

	Yen

Total Makita Corporation shareholders’ equity per share	2,157.42	2,125.88

2. Dividend Information

	Yen
	For the year ended	For the year ending
	March 31, 2010	March 31, 2011

Cash dividend per share:
Interim	15.00	15.00
Year-end	37.00	(Note)
Total	52.00	(Note)

Note:

The projected amount of dividends for the year ending March 31, 2011 has not been determined yet. For further details, refer to “Explanation regarding proper use of business forecasts, and other significant matters”.

1
English translation of "KESSAN TANSHIN" originally issued in Japanese

3. Consolidated Financial Performance Forecasts for the year ending March 31, 2011 (From April 1, 2010 to March 31, 2011)

	Yen (millions)
	For the year ending March 31, 2011
		%
Net sales	267,000	8.6
Operating income	40,800	34.3
Income before income taxes	40,300	20.2
Net income attributable to Makita Corporation	28,700	28.9

Earning per share (Basic)	Yen
Net income attributable to Makita Corporation common shareholders	208.34

Note:
   The consolidated financial forecasts announced on October 27, 2010 for the year ending March 31, 2011 have been revised.
4. Others
     (Refer to [Qualitative Information and Financial Statements] Section 4 “Other” on page 4.)
(1)	Changes in important subsidiaries during the period (Changes in specified subsidiaries accompanied by changes in scope of consolidation during the quarter): None

(2)	Adoption of simplified accounting methods and accounting methods that are specific to the preparation of quarterly consolidated financial statements: Yes

(3)	Changes in accounting principles, procedures and presentations: None

(4)	Number of shares outstanding (common stock)

1. Number of shares issued (including treasury stock):	As of December 31, 2010: As of March 31, 2010:	140,008,760 140,008,760
2. Number of treasury stock:	As of December 31, 2010: As of March 31, 2010:	2,250,600 2,248,358
3. Average number of shares outstanding:	For the nine months ended December 31, 2010:	137,759,739
	For the nine months ended December 31, 2009:	137,762,402
Information regarding quarterly review
   This consolidated financial results report is not subject to a quarterly review stipulated under the Financial Instruments and Exchange Act. As of the release date of this document, the quarterly review under the Financial Instruments and Exchange Act has not been completed.
Explanation regarding proper use of business forecasts, and other significant matters
   The consolidated financial forecasts for the year ending March 31, 2011 have been revised. Regarding the assumptions for the forecasts and other matters, refer to [Qualitative Information and Financial Statements] Section 3 “Qualitative Information on Consolidated Financial Performance Forecasts” on page 4. The financial forecasts given above are based on information as available at the present time, and include potential risks and uncertainties. As a consequence of the factors above and other, actual results may vary from the forecasts provided above.
   Makita’s basic policy on the distribution of profits is to maintain a consolidated dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 yen per share. However, in the event special circumstances arise, computation of the amount of dividends will be based on consolidated net income attributable to Makita Corporation after certain adjustments.
    The Board of Directors plans to meet in April 2011 for a report on earnings for the year ending March 31, 2011. At the time, in accordance with the basic policy regarding profit distribution mentioned above, the Board of Directors plans to propose a dividend equivalent to at least 30% of net income attributable to Makita Corporation. The Board of Directors will submit this proposal to the General Meeting of Shareholders scheduled for June 2011.
The consolidated dividend payout ratio is calculated as annual dividends per share divided by consolidated net income attributable to Makita Corporation per share (after adjustments for special circumstances) and multiplied by 100.

2
English translation of “KESSAN TANSHIN” originally issued in Japanese

[Qualitative Information and Financial Statements]
1. Qualitative Information on Consolidated Operating Results
   During the nine months (the “period”) ended December 31, 2010, the business conditions in developed countries generally showed trend of modest recovery. Although no strong economic recovery was seen in Japan and the United States, Germany and other countries in Western Europe showed steady recovery. In Asia, especially in China and other emerging countries, strong economic growth continued. Consequently, the demand for power tools in the global market was also strong mainly in emerging countries.
   Consolidated net sales for the period increased by 12.5% to 204,569 million yen compared to the same period of the previous year, supported mainly by the strong demand for power tools in the overseas market, although appreciation of the yen value against major foreign currencies had some negative impact. Operating income increased 39.5% to 32,828 million yen (operating income ratio: 16.0%). This increase was mainly due to the increased sales and the decreased selling, general, administrative and other expenses. Income before income taxes increased by 22.7% to 32,401 million yen (income before income taxes ratio: 15.8%). Net income attributable to Makita Corporation increased by 36.8% to 23,134 million yen (net income attributable to Makita Corporation ratio: 11.3%).
   Net sales by region are as follows:
   Net sales in Japan increased by 8.3% to 33,423 million yen compared to the same period of the previous year mainly supported by strong sales of new products of lithium-ion battery products and pneumatic tools.
   Net sales in Europe increased by 7.8% to 86,479 million yen due to the steady demand in Germany, U.K. and other countries in Western Europe and the market recovery in Eastern Europe and Russia.
   Net sales in North America increased by 7.3% to 28,773 million yen supported by strong sales in the Christmas season, although the market condition remained severe.
   Net sales in Asia increased by 37.7% to 17,753 million yen supported by the demand recovery in Southeast Asian countries.
   Net sales in other regions grew strongly mainly due to economic recovery resulting from the increased natural resource prices. Net sales in Central and South America increased by 28.3% to 15,171 million yen; sales in Oceania increased by 19.1% to 11,969 million yen; and sales in the Middle East and Africa increased by 20.6% to 11,001 million yen.
2. Qualitative Information on Consolidated Financial Position
   Total assets as of December 31, 2010 increased by 910 million yen to 350,749 million yen compared to the balance as of March 31, 2010. This increase was mainly due to the increase in inventories resulting from the increased production.
   Total liabilities as of December 31, 2010 increased by 5,441 million yen to 55,607 million yen compared to the balance as of March 31, 2010. This increase was mainly due to the increases in trade notes and accounts payable.
   Total equity as of December 31, 2010 decreased by 4,531 million yen to 295,142 million yen compared to the balance as of March 31, 2010. This decrease was mainly attributable to the increase in accumulated other comprehensive loss due to a change in foreign currency translation adjustment because of the stronger yen against other currencies compared with that as of March 31, 2010.

3
English translation of “KESSAN TANSHIN” originally issued in Japanese

3. Qualitative Information on Consolidated Financial Performance Forecasts
   Both net sales and profits are expected to exceed the forecasts announced on October 27, 2010, supported by the recovery of the demand for power tools mainly in overseas markets and the resulting increase in the operating rate of our production sites.
Revised Forecasts for consolidated performance during the fiscal 2011 (From April 1, 2010 to March 31, 2011)

	Yen (millions)				Yen
					Earning per share
					(Basic) Net
					income
					attributable to
				Net income	Makita
			Income	attributable	Corporation
		Operating	before	to Makita	common
	Net sales	income	income taxes	Corporation	shareholders
Outlook announced previously (A)	255,000	36,000	35,500	25,000	181.48
Revised forecasts (B)	267,000	40,800	40,300	28,700	208.34
Changes (B-A)	12,000	4,800	4,800	3,700	—
Percentage revision	4.7%	13.3%	13.5%	14.8%	—
Actual results for the previous year ended March 31, 2010	245,823	30,390	33,518	22,258	161.57

   The above forecasts are based on the assumption of exchange rates of 83 yen to the U.S. dollar and 110 yen to the euro for the three months period ending March 31, 2011.
   The above forecasts are based on information as available at the present time, and include potential risks and uncertainties. As a consequence of the factors above and other, actual results may vary from the forecasts provided above.
4. Others
(1)	Changes in important subsidiaries during the period (Changes in specified subsidiaries accompanied by changes in scope of consolidation during the quarter): None
(2)	Adoption of simplified accounting methods and accounting methods that are specific to the preparation of quarterly consolidated financial statements:
   With regard to the income tax expenses, Makita Corporation computes interim income tax expense by multiplying reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes for the reporting period.
(3)	Changes in accounting principles, procedures and presentations: None

4
English translation of “KESSAN TANSHIN” originally issued in Japanese

5. Consolidated Financial Statements (Unaudited)
(1) Consolidated Balance Sheets

	Yen (millions)
	As of March 31, 2010		As of December 31, 2010
	Composition ratio		Composition ratio
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	62,290		59,257
Time deposits	8,383		11,862
Short-term investments	33,639		31,921
Trade receivables-
Notes	2,214		2,316
Accounts	43,680		42,061
Less- Allowance for doubtful receivables	(1,010)		(801)
Inventories	88,811		93,457
Deferred income taxes	6,434		6,047
Prepaid expenses and other current assets	9,356		9,313

Total current assets	253,797	72.6%	255,433	72.8%

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	19,050		19,826
Buildings and improvements	70,668		68,542
Machinery and equipment	74,652		72,222
Construction in progress	2,257		3,258

	166,627		163,848
Less- Accumulated depreciation	(93,427)		(92,856)

Total net property, plant and equipment	73,200	20.9%	70,992	20.2%

INVESTMENTS AND OTHER ASSETS:
Investments	15,166		16,147
Goodwill	721		721
Other intangible assets, net	4,664		4,583
Deferred income taxes	1,611		1,442
Other assets	680		1,431

Total investments and other assets	22,842	6.5%	24,324	7.0%

Total assets	349,839	100.0%	350,749	100.0%

5
English translation of “KESSAN TANSHIN” originally issued in Japanese

	Yen (millions)
	As of March 31, 2010		As of December 31, 2010
	Composition ratio		Composition ratio
LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	385		90
Trade notes and accounts payable	18,359		22,473
Other payables	5,089		5,078
Accrued expenses	4,694		5,831
Accrued payroll	6,835		5,482
Income taxes payable	1,722		3,504
Deferred income taxes	40		42
Other current liabilities	5,337		6,508

Total current liabilities	42,461	12.1%	49,008	14.0%

LONG-TERM LIABILITIES:
Long-term indebtedness	544		540
Accrued retirement and termination benefits	3,778		2,880
Deferred income taxes	677		675
Other liabilities	2,706		2,504

Total long-term liabilities	7,705	2.2%	6,599	1.9%

Total liabilities	50,166	14.3%	55,607	15.9%

EQUITY
MAKITA CORPORATION SHAREHOLDERS’ EQUITY:
Common stock	23,805		23,805
Additional paid-in capital	45,420		45,420
Legal reserve	5,669		5,669
Retained earnings	270,790		286,761
Accumulated other comprehensive income (loss)	(42,032)		(62,347)
Treasury stock, at cost	(6,445)		(6,451)

Total Makita Corporation shareholders’ equity	297,207	85.0%	292,857	83.5%

NONCONTROLLING INTEREST	2,466	0.7%	2,285	0.6%

Total equity	299,673	85.7%	295,142	84.1%

Total liabilities and equity	349,839	100.0%	350,749	100.0%

	As of March 31, 2010	As of December 31, 2010
Total number of shares authorized	496,000,000	496,000,000
Number of shares issued	140,008,760	140,008,760
Number of shares issued (excluding treasury stock)	137,760,402	137,758,160
Number of treasury stock	2,248,358	2,250,600

6
English translation of “KESSAN TANSHIN” originally issued in Japanese

(2) Consolidated Statements of Income

	Yen (millions)
	For the nine months		For the nine months
	ended December 31, 2009		ended December 31, 2010
	Composition ratio		Composition ratio
NET SALES	181,794	100.0%	204,569	100.0%
Cost of sales	110,662	60.9%	125,936	61.6%

GROSS PROFIT	71,132	39.1%	78,633	38.4%
Selling, general, administrative and other expenses	47,602	26.2%	45,805	22.4%

OPERATING INCOME	23,530	12.9%	32,828	16.0%

OTHER INCOME (EXPENSES):
Interest and dividend income	671		1,019
Interest expense	(62)		(26)
Exchange gains (losses) on foreign currency transactions, net	2,110		(1,405)
Realized gains (losses) on securities, net	148		(15)

Total	2,867	1.6%	(427)	(0.2)%

INCOME BEFORE INCOME TAXES	26,397	14.5%	32,401	15.8%

PROVISION FOR INCOME TAXES:
Current	7,235		8,161
Deferred	2,012		805

Total	9,247	5.1%	8,966	4.3%

NET INCOME	17,150	9.4%	23,435	11.5%
Less: Net income attributable to the noncontrolling interest	(233)	(0.1)%	(301)	(0.2)%

NET INCOME ATTRIBUTABLE TO MAKITA CORPORATION	16,917	9.3%	23,134	11.3%

7
English translation of “KESSAN TANSHIN” originally issued in Japanese

(3) Consolidated Statements of Changes in Equity & Comprehensive Income (Loss)
Yen (millions)

For the nine months ended December 31, 2009
	Makita Corporation shareholders’ equity								Comprehensive income (loss)
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Non- controlling interest	Total	Net income attributable to Makita Corporation	Net income attributable to the non-controlling interest	Total

Beginning balance	23,805	45,420	5,669	257,487	(42,461)	(6,435)	2,261	285,746

Purchases and disposal of treasury stock, net						(6)		(6)
Cash dividends				(8,955)			(197)	(9,152)
Capital transactions and other							181	181
Comprehensive income (loss)
Net income				16,917			233	17,150	16,917	233	17,150
Foreign currency translation adjustment					(377)		43	(334)	(377)	43	(334)
Unrealized holding gains (losses) on available-for-sale securities					1,607			1,607	1,607		1,607
Pension liability adjustment					(12)			(12)	(12)		(12)

Total comprehensive income (loss)									18,135	276	18,411

Ending balance	23,805	45,420	5,669	265,449	(41,243)	(6,441)	2,521	295,180

	Yen (millions)
For the nine months ended December 31, 2010
	Makita Corporation shareholders’ equity								Comprehensive income (loss)
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Non- controlling interest	Total	Net income attributable to Makita Corporation	Net income attributable to the non-controlling interest	Total

Beginning balance	23,805	45,420	5,669	270,790	(42,032)	(6,445)	2,466	299,673

Purchases and disposal of treasury stock, net						(6)		(6)
Cash dividends				(7,163)			(136)	(7,299)
Comprehensive income (loss)
Net income				23,134			301	23,435	23,134	301	23,435
Foreign currency translation adjustment					(19,551)		(346)	(19,897)	(19,551)	(346)	(19,897)
Unrealized holding gains (losses) on available-for-sale securities					(817)			(817)	(817)		(817)
Pension liability adjustment					53			53	53		53

Total comprehensive income (loss)									2,819	(45)	2,774

Ending balance	23,805	45,420	5,669	286,761	(62,347)	(6,451)	2,285	295,142

8
English translation of “KESSAN TANSHIN” originally issued in Japanese

(4) Condensed Consolidated Statements of Cash Flows

	Yen (millions)
	For the nine months	For the nine months
	ended December 31, 2009	ended December 31, 2010
Net cash provided by operating activities	46,950	21,777
Net cash used in investing activities	(14,721)	(12,926)
Net cash used in financing activities	(9,109)	(7,622)
Effect of exchange rate changes on cash and cash equivalents	(2,260)	(4,262)

Net change in cash and cash equivalents	20,860	(3,033)
Cash and cash equivalents, beginning of period	34,215	62,290

Cash and cash equivalents, end of period	55,075	59,257

(5) Notes on the preconditions for a going concern: None
(6) Condensed Operating Segment Information

	Yen (millions)
	For the nine months ended December 31, 2009
	Japan	Europe	North America	Asia	Other	Total	Corporate and elimi- nations	Consoli- dated
Sales:
(1) External customers	39,659	80,535	26,785	6,619	28,196	181,794	-	181,794
(2) Inter-segment	22,698	2,035	1,314	39,797	56	65,900	(65,900)	-

Total	62,357	82,570	28,099	46,416	28,252	247,694	(65,900)	181,794

Operating expenses	63,586	72,637	27,787	40,099	26,300	230,409	(72,145)	158,264
Operating income (loss)	(1,229)	9,933	312	6,317	1,952	17,285	6,245	23,530

	Yen (millions)
	For the nine months ended December 31, 2010
	Japan	Europe	North America	Asia	Other	Total	Corporate and elimi- nations	Consoli- dated
Sales:
(1) External customers	45,880	86,176	28,978	9,556	33,979	204,569	-	204,569
(2) Inter-segment	36,204	2,393	2,164	70,991	72	111,824	(111,824)	-

Total	82,084	88,569	31,142	80,547	34,051	316,393	(111,824)	204,569

Operating expenses	75,470	77,485	29,378	70,844	28,601	281,778	(110,037)	171,741
Operating income (loss)	6,614	11,084	1,764	9,703	5,450	34,615	(1,787)	32,828

(7) Note in case there is any significant change in the shareholders’ equity: None

9
English translation of “KESSAN TANSHIN” originally issued in Japanese

SUPPORT DOCUMENTATION (CONSOLIDATED)
1. Consolidated Financial Results and Forecasts

	Yen (millions)
	For the nine months ended				For the nine months ended
	December 31, 2009				December 31, 2010
			(	%)			(	%)
Net sales	181,794		(23.9)		204,569		12.5
Domestic	30,875		(12.3)		33,423		8.3
Overseas	150,919		(25.9)		171,146		13.4
Operating income	23,530		(48.8)		32,828		39.5
Income before income taxes	26,397		(37.5)		32,401		22.7
Net income attributable to Makita Corporation	16,917		(45.6)		23,134		36.8
Earning per share (Basic)
Net income attributable to Makita Corporation common shareholders (Yen)		122.80				167.93
Number of Employees		10,012				11,595

	Yen (millions)
	For the year ended March 31, 2010			For the six months				For the year
				ended September				ending March
				30, 2010				31, 2011
								(Forecasts)
			( %)			(	%)			(	%)
Net sales	245,823		(16.4)	133,807		12.7		267,000		8.6
Domestic	42,697		(7.6)	22,182		6.5		45,000		5.4
Overseas	203,126		(18.0)	111,625		14.1		222,000		9.3
Operating income	30,390		(39.3)	21,843		46.9		40,800		34.3
Income before income taxes	33,518		(24.6)	21,751		25.9		40,300		20.2
Net income attributable to Makita Corporation	22,258		(33.1)	15,122		42.4		28,700		28.9
Earning per share (Basic)
Net income attributable to Makita Corporation common shareholders (Yen)		161.57			109.77				208.34
Number of Employees		10,328			11,368				-

Notes:
1.
The table above shows the changes in the percentage ratio of Net sales, Operating income, Income before income taxes, and Net income attributable to Makita Corporation against the corresponding period of the previous year.

2.	Please refer to page 4 for the qualitative information on consolidated financial forecasts for fiscal year 2011.

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English translation of “KESSAN TANSHIN” originally issued in Japanese

2. Consolidated Net Sales by Region

	Yen (millions)
	For the nine months		For the nine months		For the year		For the six months
	ended December 31, 2009		ended December 31, 2010		ended March 31, 2010		ended September 30, 2010
		(%)		(%)		(%)		(%)
Japan	30,875	(12.3)	33,423	8.3	42,697	(7.6)	22,182	6.5
Europe	80,208	(28.6)	86,479	7.8	109,106	(20.4)	57,028	10.4
North America	26,823	(22.8)	28,773	7.3	34,509	(18.4)	18,472	3.8
Asia	12,895	(28.0)	17,753	37.7	18,373	(16.5)	11,388	32.1
Other regions	30,993	(20.2)	38,141	23.1	41,138	(11.4)	24,737	25.0
Central and South America	11,821	(16.7)	15,171	28.3	15,228	(9.0)	9,622	30.1
Oceania	10,048	(9.6)	11,969	19.1	13,116	(0.7)	7,888	20.7
The Middle East and Africa	9,124	(32.6)	11,001	20.6	12,794	(22.3)	7,227	23.4
Total	181,794	(23.9)	204,569	12.5	245,823	(16.4)	133,807	12.7

Note:
The table above sets forth Makita’s consolidated net sales by region based on the customer’s location for the periods presented. Accordingly, it differs from operating segment information on page 9. The table above shows the changes in the percentage ratio of Net sales against the corresponding period of the previous year.

3. Exchange Rates

	Yen
	For the nine	For the nine	For the year	For the six	For the year
	months ended	months ended	ended	months ended	ending March
	December 31, 2009	December 31, 2010	March 31, 2010	September 30,	31, 2011
				2010	(Forecasts)
Yen/U.S. Dollar	93.61	86.84	92.89	88.89	86
Yen/Euro	133.03	113.27	131.18	113.80	113

4. Production Ratio (unit basis)

	For the nine	For the nine	For the year	For the six
	months ended	months ended	ended	months ended
	December 31, 2009	December 31, 2010	March 31, 2010	September 30, 2010

	Composition ratio	Composition ratio	Composition ratio	Composition ratio
Domestic	17.2%	15.1%	16.8%	15.3%
Overseas	82.8%	84.9%	83.2%	84.7%

Note:	The above composition ratio of domestic and overseas of “For the six months ended September 30, 2010” is revised. They were announced on October 29, 2010, respectively 16.1% and 83.9%.
5. Consolidated Capital Expenditures, Depreciation and Amortization, and R&D cost

	Yen (millions)
	For the nine	For the nine	For the year	For the six	For the year
	months ended	months ended	ended	months ended	ending March
	December 31, 2009	December 31, 2010	March 31, 2010	September 30,	31, 2011
				2010	(Forecasts)
Capital expenditures	9,182	7,769	10,837	4,855	10,000
Depreciation and amortization	6,183	5,615	8,308	3,636	8,000
R&D cost	5,070	5,425	6,782	3,549	7,300

11
English translation of “KESSAN TANSHIN” originally issued in Japanese